EXHIBIT A
Risks of Investing

Global Wellness Apps, Inc.

Risk Factors

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying our shares is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guaranties the Company will be successful and you might lose some or all of your money.

We are a Startup: The Company is a startup and, like all startups, faces significant challenges establishing a profitable business. Among other things, we must:

- Raise capital;

- Hire and retain qualified personnel;

- Develop effective and cost-effective marketing strategies;

- Manage our growth;

- Implement technology systems;

- Create brand awareness; and

- Develop and implement financial controls.

Competition: The Company will face extensive competition. Certain of our existing competitors, as well as a number of potential competitors, have longer operating histories, greater name recognition, larger user bases and significantly greater financial, technical and marketing resources than we do. This may enable them to respond more quickly to new or emerging market trends. These competitors and potential competitors may also be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees and companies and individuals. Our competitors may also develop services or offer features that are equal or superior to those offered by us or that may achieve greater market acceptance than ours. In addition, current and prospective competitors may establish cooperative relationships among themselves or with third parties to improve their ability to address the needs of our existing and prospective users, clients, etc. If these events occur, they could have a materially adverse effect on our revenue, EBITDA, and overall value. Increased competition could also result in price reductions, reduced margins, or loss of market share, any of which would adversely affect our business.

The Company has Never Been Profitable: The Company has always had negative operating cash flow and negative profitability.

Risk of Regulation: Some of the activities in which the Company intends to engage, including matching doctors with patients and selling pharmaceuticals, are heavily regulated. Complying with the regulations can be expensive and a failure to comply can result in significant penalties.

Risk of Damage to Reputation: The Company seeks to help people with diabetes or pre-diabetes. If consumers use our resources are claim that their condition did not improve, or even became worse, it could significantly damage our reputation and our prospects, even if the claims are unfounded.

Risks of Managing Growth: While growth generally is good, too much growth too quickly can be bad. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations, and prospects.

The Value of the Shares is Hard to Assess: The Company based the value of the shares of Class A Voting Common Stock on its own estimates, without a formal appraisal. In reality, however, it is almost impossible to place a "correct" value on a startup company like ours. Hence, you might be overpaying for your investment.

Reliance on Third Party Developers: The Company relies on third party development firms for most of its technical work. As a result, we have less direct control over the costs and quality of the services provided by these third parties.

Difficulty Protecting Intellectual Property: Our success will depend in party on our ability to protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings, and preserving our trade secrets. There can be no assurance that we will be able to obtain future protections for our intellectual property or trade secrets or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time consuming and expensive, and certain countries may not even recognize our intellectual property rights.

Possible Infringement Claims: As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

Technology Risks: If our platform is very successful we could be deluged with traffic, testing our app and our other technology.

Breaches of Security: Our technology systems could be hacked, leading to the theft and/or disclosure of personal information of our users. In this event the Company could be subject to legal claims and suffer irreparable damage to its reputation.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $5,000,000 in this Offering but will begin to spend investor money if we raise as little as $25,000. This figure is arbitrary. If we raise only $25,000 we will not have enough money to achieve our business goals. Hence, earlier investors are taking a significantly greater risk than later investors.

We Rely on a Small Management Team: The Company depends on a small group of people, especially our Founder, Sean Zaboroski. If Mr. Zaboroski were to die, become disabled, leave the Company, or even spend less time on the Company's business, the Company and its investors would suffer.

The Company will Need More Capital: The Company will need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even to stay in business.

Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to the rights associated with the Class A Voting Common Stock.

Voting Control Is In The Hands Of A Few Large Stockholders: The Company's voting control is concentrated in the hands of a small number of stockholders. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. As a minority stockholder, you will not have a material say in these decisions.

No Market for the Shares; Limits on Transferability: There will be no public market for your shares, meaning you could have a hard time finding a buyer. Further, by law you may not sell your shares for one year except in very limited circumstances. Taking the obstacles into account, you should plan to own your shares until the Company is sold or dissolved.

We Rely on Existing Funding Arrangements: We rely on our secured and unsecured funding arrangements. If any of our funding arrangements are terminated, not renewed, or otherwise become unavailable to us, we may be unable to find replacement financing on economically viable terms, if at all, which would have a material adverse effect on our business.

Securities Laws Risks: This Offering is being conducted under Reg CF. Previous offerings of securities by the Company have been conducted under exemptions in Canada, and we will conduct future offerings of securities under Reg CF or other securities law "exemptions." Reg CF and all other exemptions are complicated, and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors. That could be catastrophic for our business.

No Registration Under Securities Laws: Neither the Company nor the shares will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The shares are being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (thus this Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

We Don't Plan to Pay Dividends: We do not plan to pay dividends for the foreseeable future, instead investing any profits back into the growth of the business. Hence, you should not expect to receive any cash return on your investment for years.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, members of our management time will devote themselves to other endeavors at the same time.

- Members of our management team might prefer higher levels of compensation, while Investors might prefer lower levels.

- Members of our management team might want to sell the Company before or after Investors believe it is prudent to do so.

- The interests of Investors could also conflict with the interests of other shareholders of the Company.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your SAFE. For example:

- Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Certificate of Incorporation and Bylaws limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.